SO 3/24/05


05041310



SEC MAIL
RECEIVED
PROCESSING
MAR 10 2005
WASH. D.C.
213
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GONOW SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulvard, 17th. Floor
(No. and Street)

Los Angeles, (City) California (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & ASSOCIATES, CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

210 North Prairie Avenue (Address), Los Angeles (City), CA (State) 90310 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES

AKA "THOMAS J. L MERCADANTE

OATH OR AFFIRMATION

I, Thomas John Louis Mercadante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CCO/CEO.

Title

Notary Public

SEE ATTACHED
NOTARIAL CERTIFICATE
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California)
County of Los Angeles)

On March 7, 2005 before me, Darryl Jefferson Little, Notary Public, personally appeared Thomas J L Mercadante,

☐ personally known to me – **OR** – ☑ proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~she~~/he/~~they~~ executed the same in ~~her~~/his/~~their~~ authorized capacity~~(ies)~~, and that by ~~her~~/his/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.


DARRYL JEFFERSON LITTLE
Commission # 1519679
Notary Public - California
Los Angeles County
My Comm. Expires Oct 16, 2008

WITNESS my hand and official seal.

[signature]
Signature of Notary

= = = = = = = = = = = = = = **OPTIONAL SECTION** = = = = = = = = = = = = = =

Though the data below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY CLAIMED BY SIGNER

☐ INDIVIDUAL
☑ CORPORATE OFFICER(S)
CEO
TITLE(S)
☐ PARTNER(S) ☐ LIMITED
☐ GENERAL
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER:

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

Fourteen
NUMBER OF PAGES

12-31-04
DATE OF DOCUMENT

SIGNER IS REPRESENTING:

NAME OF PERSON(s) OR ENTITY(IES)
Self

None
SIGNER(S) OTHER THAN NAMED ABOVE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2004

GONOW SECURITIES, INC.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

CONTENTS

PART 1

SCHEDULE

PART II

SMITH & ASSOCIATES, INC.
O. David Smith, CPA
210 N. Prairie Ave, Suite 104
Inglewood, CA 90301

REPORT OF INDEPENDENT AUDITOR

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

I have audited the accompanying statements of financial condition of GoNow Securities, Inc. as of December 31, 2004 and related statements of income (loss), changes in shareholder's equity and cash flows for the year ended December 31, 2004. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of GoNow Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the several financial statement presentations. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, said financial statements referred to above present fairly, in all material respects, the financial condition of GoNow Securities, Inc. as of December 31, 2004 and the results of its operations, shareholder's equity and cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.



O. David Smith, CPA

Los Angeles, California
February 28, 2004.

GONOW SECURTIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash	$	11,325.95
Due from former officer, net of allowance for bad debts $13,415.00		-
CRD account		82.50
Total assets	$	11,408.45

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Shareholder's equity

Common stock	--
Additional paid in capital	265,766.20
Accumulated deficit	(254,358.75)
Total liabilities and Shareholder's equity	$ 11,408.45

The accompanying notes are an integral part of these financial statements.

GONOW SECURITIES, INC.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue	
Interest Income	$ 62.14
Other Income	2.34
	64.48
Operating Expenses	
Bad debt	13,415.00
Bank Charges	55.00
Insurance – General liability	494.00
Professional Fees	11,675.00
NASD Fees & Assessment	4,145.00
Postage & Delivery	18.80
Rent	1,200.00
Total Expenses	41,137.28
(Loss) before income tax	(40,946.28)
Provision for income taxes	--
Net (Loss)	$(40,946.28)

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Stock Shares	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2003	--	$ --	$246,508	$(236,212)	10,296
Capital Contributed			41,137		41,137
Net (Loss)				(40,946)	(40,946)
Balance, December 31, 2004			287,645	277,158	10,487

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Operating Activities

Net loss from operations	$(16,323)
Increase in CRD account	(83)
Cash Flow from Investing Activities	0
Cash Flow from Financing Activities	
Capital Contributed	16,406
Increase in Cash	5009
Cash: Beginning of the Year	6,316
Cash: End of the Year	$ 11,325
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 – GENERAL AND ORGANIZATION

GoNow Securities, In., the Firm, was formed in July 2000 as a Nevada Corporation. The Firm is a registered Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). During 2004 the Firm remained inactive as it has since purchase in 2001. NASD Rule 1017 is pending.

NOTE 2 – NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See p.9 net capital calculation.

NOTE 3 – DUE FROM FORMER OFFICER

There was misappropriation of funds by Mr. Keny Edgar Chang, the Firm's former President .The matter has been investigated and being referred to legal advisors for collection. However, the full amount has been reserved for possible uncollectibility.

NOTE 4 - SUBSEQUENT EVENT

From January to September 2004, RND Resources, Inc. and it's owners, Mr. Dabesish "Dave" Banerjee and wife Radhi Banerjee compiled and filed financials and FOCUS reports for the Firm. In all of these first three quarters the Banerjee's used a constant amount of $3, 980.00 as balance standing in the NASD CRD account credit of the Firm. This gave rise to incorrect ownership equity at the end of each quarter and by the end of third quarter 2004 as $13,300. At beginning of fourth quarter 2004 the Firm's then Principal Mr. Ath Kingsley Okun compiled financials, and filed the Firm's 4th quarter Focus report reflecting ownership equity at $11,409 by using the correct NASD CRD account balance of the Firm of $83.00 along with the allowable assets being only the cash then at hand at the Firm's bank of America accounts of $11,326.00 NASD District 2 noted this discrepancy to the Firm's attention, however the Banerjees refused to correct their errors and so the Firm had to again as in previous year retain another accounting Firm to correct the work product of the Banerjees for auditable books that was completed on Friday February 25, 2005 at additional fees and audit filing delays to the Firm.

NOTE 5 – USE OF ESTIMATES

Management's estimates and assumptions used in preparation of compliant financials during the reporting period may differ from actual results.

GONOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of Financial condition	$11,409
Less Non Allowable Asset CRD account	(83)
NET CAPITAL	$ 11,326

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 6,327
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$11,326

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 0
Percentage of aggregate indebtedness to net capital	NA
Percentage of debt to debt-equity to total Computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2004 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d)(4):

Net capital per FOCUS report	$11,326
Post closing bookkeeping adjustment	0
Net capital –Audited	$ 11,326

The accompanying notes are an integral part of these financial statements

PART II

CO NOW SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

SMITH & ASSOCIATES, INC.
O. David Smith, CPA
210 N. Prairie Ave., Suite 104
Inglewood, CA 90310

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the "Firm") for the year ended December 31, 2004. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Firm that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Firm :(1) in making quarterly securities examinations. Counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedure are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

As set forth in Note 4 "Subsequent Event" [at page 8] to my opinion dated February 28, 2005 I was unable to audit the related financial statements – statement of income (loss), shareholder's equity and cash flows for the year ended December 31, 2004. However, the Firm, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

Because of independence rules, my firm could not reconstruct the records. I understand the Firm did engage Kathleen J. Suite, Inc. - a bookkeeping service that did reconstruct the records as of Friday February 25, 2005 so the Firm can be completely auditable.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Firm's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



O. David Smith, CPA
Los Angeles, California
February 28, 2005

GoNow Securities Inc.

February 21, 2005

Michele M. Elek, Senior Compliance Examiner
NASD REGULATION, INC.
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071

cc: Mr. David Anderson, Supervisor

Re: Application for Changes in Ownership & Control ("Application")
GoNow Securities, Inc. ("GSI" or "Firm")
CRD No. 104020 – Application No. A02040056(CMA)/MME
Request for Annual Audit Extension.

Dear Ms. Elek

Pursuant to SEC Rule 17a-5, paragraph (a)(5), GoNow Securities, Inc. hereby requests an extension of time in which to file its annual report of financial condition for the fiscal year ending December 31, 2004.

This request is based on the following facts:

1. Mr. Ath Kingsley Okun who Mr. Dave Banerjee [for fees charged, please see two separate invoices dated 7/13/04 and 10/5/04], pre-cleared for control principal for the Firm may not have been suitable as the Firm's ownership was led to believe. Please refer to 1/28/2005 Notice of intended action sent to the firm by State of Nevada secretary of state.
2. 1/20/2005 and 2/2/2005 letters received from you [copies attached] pointed out owner's equity discrepancy in 3rd quarter ending [compiled and filed by Mr. Dave Banerjee], and beginning 4th quarter [compiled and filed by Mr. Ath K. Okun]
3. 1/24/2005 memo to Mr. Ath K. Okun [copy attached] to attend to your noted owner's equity discrepancy **did** not, and continue not to meet with desired result as Mr. Okun believed his beginning figures for 4th quarter were based on actual crd and Bank of America combined allowable assets standing to the credit of the Firm.
4. 2/5/2005 memo to Kathleen J. Suite of Kathleen Suite, Inc. accounting firm [copy attached] transmitted copies of both Mr. Dave Banerjees 1st through 3rd quarters, and Mr. Okun's 4th quarter source documents for reconciliation and prompt amendment of the noted discrepancy of your 1/20/2005 and 2/2/2005 letters.
5. 2/21/2005 memo to the Banerjees/RND Resources, Inc. [copy attached] failed and continue to fail to achieve cooperation and/or compliance from the offices of Mr. Dave Banerjee so as to resolve the discrepancy you noted between work products produced by both registered representatives – Dave Banerjee and Ath K. Okun.

Extension of time requested will enable Ms. Suite time to trace and correct the error [crd archive] in said work products for use by the auditor in a thorough and complete audit.

Sincerely,
For: Robert E. Kreis, Owner.

... 10 pages attached in support.

Dave Banerjee

5535 Balboa Blvd., Ste 200
Encino, CA 91316

Invoice

DATE	INVOICE #
7/13/2004	546

BILL TO
Go Now Securities Attn : Felix P.O. Box 931265 Los Angeles, CA 90093-1265

DESCRIPTION	AMOUNT
Accounting for April, May and June	1,500.00
Prehire background check, U-4 filing, fingerprint submission to NASD, CRD funds deficiency, Form BD amendment.	350.00
Total	$1,850.00

Dave Banerjee

5535 Balboa Blvd., Ste 200
Encino, CA 91316

Invoice

DATE	INVOICE #
10/5/2004	556

BILL TO
Go Now Securities Attn : Felix P.O. Box 931265 Los Angeles, CA 90093-1265

DESCRIPTION	AMOUNT
Accounting for July, August and September	1,500.00
Form U-4 filing for Ath Okun, Background check, Disclosure reporting, Form BD amendments and Contact Questionnaire Form changes	400.00
Total	$1,900.00

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy Secretary of State

PAMELA A. ASHWORTH
Deputy Secretary for Southern Nevada

STATE OF NEVADA



CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

SUSAN MORANDI
Deputy Secretary for Elections

OFFICE OF THE

SECRETARY OF STATE

NOTICE OF INTENDED ACTION

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

TO: OKUN, ATH K.
4302 VIA MARINA, #A
MARINA DEL RAY CA 90292

DATE: 01/28/2005
FILE NO.: S05-21
CRD NO.: 2280918
PENDING DATE: 01/20/2005

You are hereby given NOTICE that the Nevada Securities Division INTENDS to DENY your application for sales representative pursuant to NRS 90.420 based upon the following disciplinary actions in other jurisdictions:

2003 MARYLAND ACTION. REFER TO NRS 90.420(1)(G)(4)

You are requested to SHOW CAUSE why your application should not be DENIED by providing a detailed written response no later than 2/28/2005 12:00:00AM. If a written response is not received by the stated time showing adequate cause, the Division will take action to DENY your application by immediately issuing an ORDER OF DENIAL. Alternatively, you may wish to withdraw your application without prejudice. However, this does not preclude the Division form denying any future application on the same grounds. Your current application is considered INCOMPLETE until an acceptable response is received by the Nevada Securities Division.

Please direct any inquiries to Terry Sanchez, Licensing Examiner, at (702)486-2440.

Yours truly,

Edwin J. Apenbrink
Director or Registration and Licensing



FAX

TO	Felix Ath Okun		
COMPANY	GoNow Securities		
FAX	(323)576-5368	PHONE	
FROM	Michele Elek		
FAX		PHONE	(213)613-2657
# PAGES INCLUDING COVER	1	DATE	1/20/05

Re: 4Q04 FOCUS report:
1) There is an ownership equity discrepancy. The beginning ownership equity for the 4th quarter 2004 filing ($11,408) does not equal the ending ownership equity from the prior period ($13,300). As such, please re-file the FOCUS report so that it reflects the correct figures.

2) There are no accrued liabilities reflected in the 4th quarter filing, when there was $2,000 of accrued liabilities in the 3rd quarter. Please explain what this is due to. Please also be aware of Notice to Members 03-63 regarding accruing liabilities.

Investor protection. Market integrity.

One California Plaza
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com


NASD

February 2, 2005

Robert Kreis
GoNow Securities, Inc.
3580 Wilshire Blvd., Suite 1700
Los Angeles, CA 90010

Re: Application for Change in Ownership & Control ("Application")
GoNow Securities, Inc. ("GSI" or "Firm")
CRD No. 104020 – Application No. A02040099(CMA)/MME

Dear Mr. Kreis:

It has come to our attention that Ath Okun is no longer registered with the firm in any capacity. As such, the firm no longer has any registered Principals and staff cannot proceed with the current Application. In today's conference call you stated that you were considering hiring another individual with a general securities principal license to replace Mr. Okun. Therefore, the District Office requests that GSI provide this office with the following:

1. Copies of the firm's financials (general ledger, trial balance, balance sheet, computation of net capital and support for allowable assets) for the month ending January 31, 2004. Also, it is imperative that the 4th quarter 2004 FOCUS report immediately be re-filed to reflect that the ownership equity discrepancy has been corrected and to reflect that the firm is accruing liabilities.
2. A copy of the firm's finalized Business Continuity Plan tailored to the firm's business. Please note that all firms must have a Business Continuity Plan in place per NASD Rules 3510 and 3520.
3. The name, CRD number, resume, qualifications and experience of the proposed new individual(s). This person must be properly qualified and registered with the firm at the time of your response to this letter.
4. Highlighted copies of the firm's written supervisory procedures and anti-money laundering program showing changes made since the recent submission, and also reflective of the changes of the Officers of the firm.
5. On January 31, 2005, amendments to the following NASD Rules became effective:

   - IM-3110
   - Rule 2510

- Rule 3010
- Rule 3012
- Rule 3013
- Rule 3110

As a result of these changes, applicants now are required to submit under a separate cover, a Written Supervisory Control System ("WSCS") that conforms to the provisions of Rules 3010, 3012, and 3013. Accordingly, please carefully review NTM 04-71 in crafting the Firm's WSCS, and provide this office with a copy of the Firm's WSCS.

Please provide the requested information within 30 days (on or before March 4, 2005).

Failure by the Firm to comply with this or other time frames contained in relevant rules or failure to respond fully to staff's requests may result in a lapse of the application.

Furthermore, NASD Rule 1014 requires that the application process be completed within 180 days from the applicant's filing of an application which, in GSI's case, is April 12, 2005. It is therefore imperative that complete, timely responses be made to District Office requests for information.

Questions regarding the Application may be directed to my attention at michele.elek@nasd.com.

Sincerely,



Michele M. Elek
Sr. Compliance Examiner

cc: David S. Anderson, NASD Supervisor

Memo

Monday January 24, 2005

To: Mr. Ath Kingsley Okun

Fax: 310 578 1076

Email: art@canonsecurities.com

Dear Mr. Okun;

Re: Timely response to Jan 19, 2005 request to GoNow for information, related matters

This is a second reminder that you timely attend to above referenced matter as well as 20 January, 2005 additional NASD letter seeking clarification to the Fourth Quarter Focus Report and November 2004 Financials you prepared and filed.

As you are aware, the Bankruptcy or Bankruptcies at issue may not necessarily be what you recently indicated was done several years ago. What is of major concern is that NASD noted in a teleconference with you that a Bankruptcy may have been filed that in some way relate to either Canon Films or related project while under your care and control. This latest issue may have taken place at the same time GoNow Securities, "the Firm" was seeking second principal waiver with you as the only control person during a change of management.

Mr. Okun, the Firm's ownership was not advised by you of the latest Bankruptcy while you sought to change the contract you were given to what you indicated on Saturday 21 January, 200\5 as "the contract I wanted, and had the owner sign".

Mr. Okun, it will appear that NASD was also not timely notified of that latest Bankruptcy as it became part of topic in a recent teleconference with you as the senior NASD examiner and District 2 NASD Supervisor first uncovered the same.

What you may have discussed on Saturday 21 January, 2005 may well be that your choice not to timely notify the Firm's owner and the NASD of the latest Bankruptcy, failed to give adequate timely notice to both entities leaving the discovery to the NASD. Perhaps the owner would have had an opportunity to indeed review your choice to revise the Firm's contract you were presented with.

Mr. Okun, it was your choice to remove the accounting for the Firm from two separate accounting Firms for your own interest. You also seem to have an issue with work done or being done by M/s Debasish "Dave" Banerjee and RND Resources, Inc. et al. The only way you would allow the other accounting Firm to continue work on the Firm's books and records was only on condition that you sit at their desk as they made their calculations. The only other alternative was that you take the Firm's books and records and store the same in your private computer in your residence. The Firm has its own computer and software, but you for your own reasons chose to store the Firm's books and records in your home computer.

On Saturday 22 January 2005 you suggested that "...If you want to continue to participate, then calculate all the amounts, bring me a check, I give them to you, then start treating you the same way as Banerjee, who I sponsored to Presidency of his Indian Group".

To assure the Firm's timely response to both NASD requests of 19th and 20th January, 2005 please find below, Mr. Tracy A. Spencer's idea of Business Continuity Plan. Mr. Spencer prepared this "Business Continuity Plan" ("BCP") at the time both you and himself were the Firm's registered principals.

As that BCP was inadequate, NASD senior examiner suggested a template in the NASD website to be used as a guide and tailored to the Firm's needs. You signed a version of the NASD template that was submitted for the Firm.

That NASD BCP template you signed is the subject of NASD 19 January 2005 letter you were provided with. Every other part of that 19 January, 2005 letter and the 20 January, 2005 are management issues the owner relies on you to address.

If you believe none of the Bankruptcies will become issue in approving the Firm's request with you as the only controlling registered principal, the owner has no way of knowing that to be the case. Please deliver the required response on a timely manner but no later than Tuesday 25 January 2005 for preliminary review.

Please submit an invoice for what you are requesting with a view that no deficiency exist [Bankruptcies or not] to impair timely approval of the Firm's application with you as the sole principal and control person.. Where the reverse proves to be the case and you are not approved by the NASD in said capacity, by virtue of your failure to apprise the owner of the latest bankruptcy to induce the signing of any altered version of contract you were presented, [and/or other reasons] then full refund and costs will become due and payable by you.

Your demand or attempt to hold the Firm's books and records hostage is not a matter of any discussion.

Again, please deliver to the Firm within 24 hours of this memo, all books and records of the Firm that you may have removed as well as gained access to. Please ensure timely delivery to NASD District 2, timely response to their requests dated 19th and 20th January, 2005 that are in your care and control. Please also deliver full accounting of any funds standing to the credit of the firm that may have gone to pay for disclosure[s] relating to your issue[s].

Thank you in advance for your professional cooperation in this matter.

Sincerely;

CONSULTANTS

For and on behalf of our client Terra

Cc: Mr. Robert E. Kreis.

Michele M. Elek, NASD Snr Compliance Examiner

Counsel

Attachment/

Tracy A. Spencer's version of "Business Continuity Plan" ("BCP")

February 5, 2005

TO: Kathleen J. Suite

Re: January 2005 Monthly financials for GoNow Securities, Inc.

As discussed, please find the source documents for GoNow Securities Financials as follows:

1. Jan – Dec Monthly financials for the year ended December 31, 2004
2. Four Qtrs Focus reports for periods ending March, June, Sept, and Dec 2004
3. Supporting documents [Bank Statements and expense] for the financials.

Using the source documents, please refer to NASD letter dated 1/20/05 and reconcile the two (2) issues arising from Mr. Okun's entries for the 4th quarter [Oct, Nov, Dec] 2004 that may have differed from the previous quarter[s] and/or 3rd quarter as compiled and filed by M/s Dabesish "Dave" Banerjee / RND Resources et al.

Please also refer to NASD letter dated 2/2/05 at subpart 1 to generate financials for the firm for the month ended Jan 31, 2005. To this end you will please find the supporting bank statement for Jan 2005 for interest income, as well as copies of receipts in support of activities for the said period ending Jan 31, 2005.

We have forwarded to you, email files in QuickBooks of your 2003 reconciliation of the books for the firm. Building on that, and the 12 month financials, 4quarter focus reports and supporting activities [interest income and expense receipts] please avail us of books and records in QuickBooks files for the period ending Dec 2004, as well as financials for the month ending Jan 31, 2005.

Mr. Okun's explanation of the noted owner's equity difference between 3rd and 4th quarters is that he backed out $3,000.00+/- of deposits with CRD for the firm's expense from the equity column where Banerjee had it. He suggests that expenditures for the firm while passing through from Terra to Banerjee / RND Resources was somehow incorrectly represented in the Banerjee's chart of accounts, hence the discrepancy in his revised version at the 4th quarter.

We look forward to and appreciate your further input.
Kind regards;
For our client Terra.

Encl./

February 21, 2005

Radhi Banerjee
RND RESOURCES, INC.
5535 Balboa Blvd., Suite 200
Encino, CA 91316-1516

Fax: 818 382 7722.

Dear Ms. Banerjee;

Please find 4th quarter 2005 Financials for GoNow Securities, the "Firm" as computed by Mr. Ath Kingsley Okun.

Please note the NASD letters dated 1/20/04 and 2/2/04, each refer to owner's equity discrepancy between 3rd quarter ending ($13,300) and 4th quarter beginning ($11,408).

It appears that January through September 2004 financials computed by RND Resources, Inc., as well as the first three quarters corresponding FOCUS Reports, consistently reflect "Accounts Receivables" in amount of $3,980.00

September 2004 financials computed by RND Resources, Inc. seem to continue the same "account receivables" amount of $3,980.00 less "current liabilities" of $2,000.00 to arrive at 3rd quarter ending total equity carried over to that period's FOCUS Report as $13,300.48

If this were to be the source of the discrepancy, it stands to reason that your data reflecting "account receivable" as CRD Account of $3,980.00 as at September 30, 2004 [and therefore the figures for all first three quarters] may have been incorrect in that the Firm did not have that amount standing to its credit at the relevant periods of your reports on the basis of incorrect calculations.

Kindly review your calculations for the first three quarters [January 1, 2004 through Sept. 30, 2004] to ensure that your calculations are based on supportable CRD balance and other figures.

Please re-file FOCUS reports with corrected, accurate supportable financials consistent with 4th quarter financial where that also reflects actual supportable data as computed by Ath Kingsley Okun.

Please avail the Firm [via courier service], corrected financials and correspondent FOCUS reports re-filed by you with corrected supportable data by no later than close of business on Tuesday February 22, 2004 in both electronic Quick-books & hard copy files

Thank you for your prompt attention and delivery of the electronic books and records of the Firm in your possession with all relevant corrections including all fees you collected for FINOPS registration, office facilities, and bookkeeping from inception to date.
Regards; For and in interest of client - the Firm's ownership.